# REDCORP



## NEWS RELEASE

Nov[redacted]



News Release 02-11



### Web Sites Opened

Redcorp Ventures Ltd. is pleased to announce that it has established a web site to improve the company's ability to disseminate information and for the benefit of shareholders, investors and public wishing to learn more about our company, its projects and new developments. Redcorp's subsidiary – Redfern Resources Ltd. has also established a separate web site with information about the Tulsequah Project and other Redfern holdings.

Redcorp's web site address is http://www.redcorp-ventures.com

Redfern's web site address is http://www.redfern.bc.ca

Interested parties may also obtain delayed stock quotes through a link to the Toronto Stock Exchange via the Redcorp site, as well as review our news releases, corporate and financial data.

In other news, Redfern continues to await the announcement of the responsible Ministers concerning the Project Approval Certificate decision for the Tulsequah Project pursuant to the January 31, 2002 order of the BC Court of Appeal. Redfern proposes to re-open the Tulsequah Chief Mine, a former producing zinc-copper-lead-silver-gold mine located near the Tulsequah River in northwest British Columbia. More information about the project can be obtained at the Redfern web site or by contacting the company.

This press release was prepared by the undersigned on behalf of the Company's Board of Directors, who take responsibility for its content.

**ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.**



Per: "Terence Chandler"
Terence Chandler, President

REDCORP VENTURES LTD.
Suite 710, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330